DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 19, 2011

VIA EDGAR

Ms. Sonia Barros, Special Counsel

Ms. Erin Martin, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Re:	Wells Core Office Income REIT, Inc.

Post-Effective Amendment No. 3 to Form S-11

Filed April 7, 2011

File No. 333-163411

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 28, 2011

File No. 000-54248

Dear Ms. Barros and Ms. Martin:

On behalf of our client, Wells Core Office Income REIT, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Leo F. Wells, III, President of the Company, dated April 15, 2011, regarding the above-referenced filings. For your convenience, we have reproduced the comments below, along with our responses.

General

1.	Please provide disclosure about the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K.

Response: Item 506 of Regulation S-K requires disclosure of net tangible book value per share in two instances, the second of which the Company understands the Staff believes applies to its filing. Under Item 506, net tangible book value per share must be disclosed “where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers’ equity interest. . . .” Although the Company has not had three years of operations, the Company understands that the Staff interprets Item 506 to require disclosure if the registrant has had losses in each of its last three fiscal years or since its inception, whichever period is shorter. As the Company has had losses since its inception, the Company has filed pre-effective amendment no. 1 to post-effective amendment no. 3 to its registration statement on Form S-11 dated April 19, 2011 to include the requested disclosure. Please see page 7 of supplement no. 15 dated April 19, 2011 included in the amended registration statement.

2.	We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2010. We further note, however, that in the certifications filed, you deleted the following phrase from paragraph 5: “(or persons performing the equivalent functions.)” We also note that you have either added or removed certain punctuation marks and articles in the certifications. In future filings, please ensure that the certifications filed are in the exact form as prescribed by the rules.

Securities and Exchange Commission

Response: The Company notes the Staff’s comment and undertakes to review all future certifications filed in its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K to ensure the certifications filed are in the exact form as prescribed by the rules.

Supplement No. 15 dated April 7, 2011

Real Estate Investment Summary, page 2

3.	We note that you disclose the approximate annualized base rent per square foot for your properties. Based on the definition provided, it does not appear that such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Response: The Company has filed pre-effective amendment no. 1 to post-effective amendment no. 3 to its registration statement on Form S-11 dated April 19, 2011 to include the requested disclosure. Please see page 2 of supplement no. 15 dated April 19, 2011 included in the amended registration statement.

Distribution Information, page 7

4.	Please disclose your cumulative earnings and cumulative distributions since inception.

Response: The issuer has filed pre-effective amendment no. 1 to post-effective amendment no. 3 to its registration statement on Form S-11 dated April 19, 2011 to include the requested disclosure. Please see page 7 of supplement no. 15 dated April 19, 2011 included in the amended registration statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Very truly yours, DLA Piper LLP (US) /s/ Robert H. Bergdolt Robert H. Bergdolt

cc:	Leo F. Wells, III